UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ROBOCOM SYSTEMS INTERNATIONAL INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

0007710621
(CUSIP Number)

Eudora Partners LLC
Attn: Eric M. Hellige
475 Hempstead Avenue
Rockville Centre, New York 11570
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP	0007710621	Page 2 of 4
No.

1	name of reporting person
i.r.s. identification no. of above person (entities only)

Eudora Partners LLC

26-4289995
2	check the appropriate box if a member of a group* N/A
(A) ☐
(B) ☐
3	sec use only
4	source of funds*

AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	citizenship or place of organization

Alaska
number of shares beneficially owned by each reporting person with	7	sole voting power
1, 270,000 shares
	8	shared voting power 0 shares

	9	sole dispositive power
1,270,000 shares
	10	shared dispositive power 0 shares

11	aggregate amount beneficially owned by each reporting person
1,270,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11)

26.2%
14	type of reporting person*

OO

CUSIP	0007710621	Page 3 of 4
No.
ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Robocom Systems International, Inc., a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 17 Fairbanks Boulevard, Woodbury, New York  11797.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D Statement is hereby filed by Eudora Partners LLC (“Eudora”), an Alaska limited liability company.  Eudora’s principal business is to hold certain assets and securities for investment purposes. Eudora’s principal business address is 475 Hempstead Avenue, Rockville Centre, New York 11570.

During the last five years, Eudora (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 30, 2009, Eudora acquired 1,270,000 shares of Common Stock (the “Shares”) for an aggregate price of $6,600.  The funds used to purchase the Shares were loaned to Eudora by Eric M. Hellige, the managing member of Eudora.

ITEM 4.	PURPOSE OF TRANSACTION.

On December 30, 2009, Eudora, Irwin Balaban (“Balaban”), H&N Goldman L.P. (“Goldman”), and Lawrence B. Klein (“Klein”) entered into a Stock Purchase Agreement, pursuant to which Eudora purchased 834,000 of the Shares from Goldman and 436,000 of the Shares from Klein for an aggregate purchase price of $6,600.  In addition, pursuant to such agreement, Balaban purchased 158,000 shares of Common Stock from Klein for an aggregate purchase price of $790.

Eudora is holding the Shares for investment purposes.  Eudora does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Eudora may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on December 30, 2009, the Issuer had 4,840,984 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 of this Schedule 13D, Eudora has sole power to vote and direct the disposition of 1,270,000 shares of Common Stock, which constitutes approximately 26.2% of the outstanding shares.  Eudora has not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  Eudora has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock it owns.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Stock Purchase Agreement, dated December 30, 2009, among Eudora, Irwin Balaban, H&N Goldman L.P. and Lawrence B. Klein.

CUSIP	0007710621	Page 4 of 4
No.
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2010	EUDORA PARTNERS LLC

	By:	/s/ Eric M. Hellige
Eric M. Hellige, Managing Member